Via Edgar

March 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Lyn Shenk, Branch Chief

RE: Location Based Technologies, Inc.

Form 10-K for Fiscal Year Ended August 31, 2013

Filed November 22, 2013

File No. 333-139395

Dear Ms. Shenk,

On behalf of Location Based Technologies, Inc. (“LBT” or the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 7, 2014 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended August 31, 2013, filed with the SEC on November 22, 2013 (the “10-K”). For your convenience, the Staff’s comment is repeated below, along with the Company’s response immediately following the comment.

General

Comment 1: It appears that you have not held your say-on-pay or say-on-frequency vote yet. Please advise. Refer to Exchange Act Rule14a-21.

Response to Comment 1:

Inasmuch as we have not met any of the record holder tests of Section 12(g)(1) of the Exchange Act during our existence as a public company, we have not elected to be registered under the Exchange Act.  Thus, we do not believe that Exchange Act Rule 14a-21 is applicable to our company.  Please advise if our understanding is incorrect.

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869

Forward Looking Statements, page 1

Comment 2: We note your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. Because it appears you are a penny stock issuer, the Private Securities Litigation Reform Act of 1995 (“PSLRA”) does not apply to you. In future filings, please do not refer to it or make clear that it does not apply to you.

Response to Comment 2: In future filings, we will delete reference to Section 27A of the Securities Act and Section 21E of the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations

Comment 3: Please expand your discussion to provide investors with a better understanding of the changes in your results of operations. For example, consider discussing the change in revenues attributable to each major category of product sold (and resulting from the introduction of new products) and subscription services sold as compared to the prior period. Also, consider including statistics that may help investors better understand your results, such as the number of paid customers or paid customer months for subscription services, the volume of products sold, changes in pricing, and new distribution channels, etc.

Response to Comment 3: The Company takes note of the Staff’s comments and will expand our discussion as noted below to provide investors with a better understanding of the changes in our results of operations.

“Device Revenue. For the year ended August 31, 2013, we generated $1,918,000 of net revenue compared to $948,000 of net revenue for the year ended August 31, 2012. The most significant contributor to the increase in revenue in 2013 from 2012 is due to the addition of our LBT-886 product in 2013. Revenue from the sale of LBT-886 devices totaled $880,000 in 2013. Revenue from the sale of PocketFinder People devices decreased from $616,000 in 2012 to $167,000 in 2013 as the initial launch with Apple occurred in 2012 resulting in a large amount of sales to stock the Apple stores. Revenue from the sale of PetFinder devices increased from $25,000 in 2012 to $55,000 in 2013. PocketFinder Vehicle sales increased from $185,000 in 2012 to $348,000 in 2013 due to multiple auto market and dealerships alliances formed in 2013. There was $4,000 of PocketFinder accessories sales in 2013 compared to $1,000 in 2012. Shipping income increased from $8,000 in 2012 to $31,000 due to the overall increase in device sales.

“Service Revenue. For the year ended August 31, 2013, we generated $433,000 of service revenue compared to $113,000 for the year ended August 31, 2012. The increase is the result of adding approximately 2,000 subscribers in 2013 resulting in approximately 32,500 subscriber months in 2013 as compared to 7,700 in 2012.”

Comment 4: We note that the cost to generate revenue significantly exceeds the amount of revenue generated. Please discuss any known changes or events that management reasonably expects will cause a material change in the relationship between costs and revenue (such as future price increases, decreases in the cost of labor, etc.) in future periods. Also discuss management’s plan for future recovery of costs including the timing when revenue is expected to exceed costs.

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869

Response to Comment 4: The Company takes note of the Staff’s comments and will include the follow discussion as noted below in future filings.

“A majority of the costs we incur to generate revenue are fixed. These costs include but are not limited to, customer service, operating expenses and employee salaries. As we continue to grow our revenue, the discrepancy between our fixed costs and our income will decrease.

Management estimates that revenue will exceed costs in 2015 assuming the following conditions occur:

●	Continued sales growth for the PocketFinder Vehicle and LBT-886 products;
●	Penetration of our products into new markets, primarily Asia and Europe; and
●	Reducing costs by moving the customer service call center in-house.”

Comment 5: Please quantify the amount of the increase in general and administrative expenses that is attributable to each of the factors listed (increase in advertising fees, etc.).

Response to Comment 5: The Company takes note of the Staff’s comments and will include the quantifications as noted below in future filings.

●	“Increase approximating $32,000 in advertising fees to market our products;
●	Increase approximating $31,000 in commissions and selling expenses in an effort to significantly improve sales;
●	Increase approximating $70,000 in computer expenses related to maintaining and updating our website and PocketFinder apps for new iOS upgrades; and
●	Increase approximating $21,000 in licenses and fees to obtain certifications for new products.”

Critical Accounting Policies

Comment 6: Please identify and discuss accounting estimates used for material assumptions used for material amounts recorded in your financial statements that required high levels of subjectivity and judgment necessary to account for such amounts. Discuss the material factors within each policy and/or estimate that are subject to judgment and estimate and that are most sensitive to change. Your disclosure should address how you determine that amounts to record based on such factors are appropriate under the circumstances. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869

Response to Comment 6: The Company takes note of the Staff’s comments and will include the follow discussion as noted below in future filings.

“Critical Accounting Policies

Accounting estimates used for material assumptions used for material amounts recorded in the Company’s financial statements that require high levels of subjectivity and judgment necessary to account for such amounts include the inventory valuation reserve and inventory obsolescence reserve. An inventory valuation reserve totaling $1,076,000 was recorded during the year ended August 31, 2013 to reduce the value of the inventory to the current selling price of $64.50 per unit. Management estimates the current selling price of $64.50 per unit as the realizable value of the inventory. No inventory obsolescence reserve was recorded during the year ended August 31, 2013. Management estimated sales for the next 24 month period based on historical sales data and prospective sales trends and determined that all inventory would be sold in the next two years. Management analyzed and tested certain components that could become obsolete (i.e., batteries) and determined that the useful life well exceeded the two year estimate to sell the inventory.”

Revenue Recognition, page 35

Comment 7: Please tell us the factors used to determine that recognition of revenue for devices sold to your distributor is appropriate upon delivery to the distributor and not at a later time, such as upon delivery to the end consumer.

Response to Comment 7: The Company evaluated the conditions of ASC 605-15 and believes it is appropriate to recognize revenue upon delivery to the distributor and not at a later time, such as delivery to the end consumer, due to the following factors:

●	The risk of loss is transferred upon delivery to the distributor;
●	All of the conditions of ASC 605-15-25-1 have been met (see Response to Comment 8); and
●	The distributor pays the Company for devices prior to the devices being resold to the end consumer.

Comment 8: We note that your main distributor has the right to return unsold products. Please tell us whether all of the conditions of ASC 605-15-25-1 have been met for recognition of revenue.

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869

Response to Comment 8: The Company evaluated the conditions of ASC 605-15-25-1 and believes all conditions have been met for recognition of revenue due to the following:

●	Our sales price to our main distributor is fixed and determinable at the date of sale. The price is predetermined and noted on the purchase order we receive from our distributor;
●	Payment is not contingent on resale of the product as our distributor has paid us prior to reselling our products:
●	Our distributor is liable to us in the event of theft or physical destruction or damage of the product once it has been delivered to them:
●	The distributor has economic substance apart from the Company;
●	We do not have significant obligations for future performance to directly bring about the resale of our products by the distributor; and
●	We are able to use historical return rates to reasonably estimate the amount of future returns with over 2.5 years of experience selling to our main distributor.

Comment 9: Please tell us whether the sales price of PocketFinder products varies based upon the type of service plan to which customers subscribe.

Response to Comment 9: The sales prices of PocketFinder products do not vary based upon the type of service plan to which customers subscribe. To activate service, a customer must select either a regular service plan at $12.95 per month, a fleet service plan that includes reporting for $15.95 a month or an international service plan ranging from $15.95 to $29.95 per month. The service plan prices are set regardless of the price paid for a PocketFinder product.

Comment 10: We note your disclosure that service fees are billed in advance of the service provided for that month and that service revenue is recognized upon billing the customer. In this regard, it appears you recognize this revenue prior to providing the service. Please tell us why you believe this method of revenue recognition is appropriate, as opposed to recognizing revenue during the month the service is provided. Additionally, please quantify for us the impact of the difference in these methods on the amount of revenue recognized in each year presented in your financial statements.

Response to Comment 10: The Company takes note of the Staff’s comments and provides greater detail below as to the service revenue process with respect to revenue recognition.

To activate and use a PocketFinder device, customers must activate the device and subscribe to a monthly service plan. Upon activation, the monthly service fee is charged to the customer’s credit card for the upcoming month of service and is charged each month thereafter. For example, if a customer activates their device on January 20, $12.95 is charged on January 20 for one month of service and is subsequently charged on the 20th of every month until service is cancelled. The impact of the difference between recognizing revenue on the first day of the monthly subscription period versus the last day of the subscription period is not material to the financial statements and amounted to approximately $8,000 during the fiscal year ended August 31, 2012 and $26,000 for the year ended August 31, 2013.

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869

Note 2: Inventory, page 38

Comment 11: We note that the substantial purchase of inventory components in the first quarter of 2012 has not yet been sold. Please tell us and disclose the expected timeframe to sell these products.

Response to Comment 11: The Company expects that it will take approximately one year to sell finished goods inventory on hand at August 31, 2013. Following the sale of all finished goods inventory, components inventory will be utilized to manufacture additional devices that are expected to be sold in year 2. As such, we believe that it will take approximately two years to utilize components inventory on hand at August 31, 2013. Device sales to date suggest this is still an accurate expectation. The Company will also include this information under Note 2 in future filings.

Comment 12: We note that an inventory valuation reserve was recorded in the fiscal year ended August 31, 2013 and no amount was recorded in the fiscal year ended August 31, 2012. Please tell us why no amount was recorded in fiscal 2012.

Response to Comment 12: The Company takes note of the Staff’s comments and provides greater detail below as to why we did not record an inventory valuation reserve in fiscal 2012.

In December 2012, management and the board of directors determined that it was in the best interest of the Company to significantly reduce the selling price of the PocketFinder People device to further penetrate the market. The market positively reacted to the price reduction and management determined that the price reduction would permanently remain in effect. Given the permanent nature of the price reduction, the Company began recording an inventory valuation reserve to recognize the lower selling price in the first quarter of fiscal 2013.

Signatures, page 64

Comment 13: Please confirm that in future filings you will revise the second half of the signature block to have someone sign in the indicated capacity of principal financial officer and either principal accounting officer or controller.

Response to Comment 13: The Company takes note of the Staff’s comments and will revise the second half of the signature block in future filings to have someone sign in the indicated capacity of principal financial officer and either principal accounting officer or controller.

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869

Location Based Technologies, Inc. acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to the questions in the Staff’s February 7, 2014, Comment Letter. Please let us know if you have any further questions or comments.

Sincerely,

Location Based Technologies, Inc.

/s/ David M. Morse
David M. Morse, Co-President and CEO

49 Discovery – Suite 260, Irvine, CA 92618	p. 949-788-0881	f. 714.200.0869